Exhibit 99.II-1(ar)

Dated 16th May 2006

(1) ALCHEMY LABORATORIES LIMITED

and

(2) RICHARD LEWIS LAMOTTE

SERVICE AGREEMENT

Berry Smith

Haywood House

Dumfries Place

Cardiff

CF10 3GA

Dated

INDEX

CLAUSE	PARAGRAPH

Employment & Term	1

Duties	2

Hours of Work	3

Place of Work	4

Remuneration	5

Benefits	6

Expenses	7

Annual Leave	8

Sickness	9

Activities	10

Confidentiality	11

Return of Documents and Property	12

Intellectual Property Rights	13

Offers of Employment	14

Termination	15

Post-Termination Restrictions	16

Disciplinary Procedure	17

Grievance Procedure	18

Data Processing	19

Notices	20

General	21

Definitions	22

THIS SERVICE AGREEMENT is made the             day of             2006

BETWEEN:-

(1)           ALCHEMY LABORATORIES LIMITED whose registered office is at Carse Cottage, Grange Errol, Perthshire, PH2 7SZ registration number SC178704 (“the Company”); and

(2)           RICHARD LEWIS LAMOTTE of Carse Cottage, Grange, Errol, Perthshire, PH2 7SZ (“the Executive”)

IT IS AGREED as follows:

1.             Employment and Term

1.1           The Company shall employ the Executive and the Executive shall serve the Company as Managing Director and in such further or specific capacity as the Company may direct. The Employment shall commence on the Commencement Date and shall continue for a minimum period of 3 years. Either Party may serve a notice terminating this contract by giving at least six month’s written notice:

(a)   During the 30 months following the Commencement Date, in which case such termination will be effective no earlier than upon the expiry of the said 3 year period;

(b)   On or after the date 30 months after the Commencement Date.

1.2           For the purpose of calculating continuous employment under the ERA it is confirmed that the Executive’s employment with the Company commenced on the Commencement Date.

1.3           This Agreement is in substitution for all previous service agreements between the Company and the Executive. All such previous agreements shall be deemed to have been terminated by mutual consent as from the date on which this Agreement commences.

1.4           The executive warrants and represents to the Company that he will not be in breach of any agreement arrangement or undertaking with any other Person (whether express or implied) or any court order by reason of entering into this Agreement and performing any or all of his duties under it.

1.5           The Executive warrants and represents to the Company that he has no outstanding claims against the Company or any Group Company or their respective officers, directors, employees, servants or agents, other than arrears of salary which shall not exceed one month’s salary of the Executive.

2.             Duties

2.1           The Executive shall at all times during the Employment:

2.1.1        unless prevented by ill health and except during holidays taken in accordance with this Agreement, devote the his working time (as detailed in clause 3.1) attention and skill to his duties under this Agreement;

2.1.2        faithfully, diligently and competently perform the duties and exercise such powers attaching to his office or which are reasonably from time to time assigned to or vested in him and exercise the powers consistent with them;

2.1.3        if and so long as the Company requires and without further remuneration carry out his duties on behalf of any Group Company and act as a director or officer of any Group Company and shall exercise his duties for such Group Company on like terms as for the Company under this Agreement;

2.1.4        obey all lawful and reasonable directions of the Board, observe such reasonable restrictions or limitations as may from time to time be imposed by the Board upon the Executive’s performance of his duties and implement and abide by any relevant Company or Group policy which may be promulgated or operated in practice from time to time;

2.1.5        use all his reasonable endeavours to promote develop and extend the interests and business of the Group and shall not do or willingly permit to be done anything which is harmful to those interests, declaring that the pursuance by the Executive of the activities specified in Clause 10.2 shall not be a breach of either this sub-clause or this Agreement;

2.1.6        keep the Board fully informed (in writing if so requested) of his conduct of the business or affairs of the Company and the Group and provide such explanations as the Board or any member of the Board may require; and

2.1.7        in the event that he is in breach of any of the terms of this Agreement, immediately disclose the breach to the Company

2.1.8        comply with all rules regulations policies and procedures of the Company or the Group from time to time in force.

2.2           The Executive shall not without the prior consent of the Board:

2.2.1        incur on behalf of the Company or the Group any capital expenditure in excess of such sum as may be authorised from time to time by resolution of the Board;

2.2.2        enter into on behalf of the Company or the Group any commitment contract or arrangement otherwise than in the normal course of business or which is outside the scope of his normal duties or which is of an unusual or onerous or long term nature;

2.2.3        engage any person on terms which vary from those established from time to time by resolution of the Board; or

2.2.4        dismiss any employee of the Company or the Group without giving proper notice or without following the statutory disciplinary procedure.

2.3           The Company may at any time appoint any other person to act jointly with the Executive in performing his duties without loss of status to the Executive.

3.             Hours of work

3.1           The Executive shall carry out his duties between the hours of 8.30 and 5.30 and such further hours as may reasonably be necessary in order to meet the needs of the Company’s business and the Executive shall not be entitled to receive any additional remuneration from the Company for work done outside his normal hours of work.

3.2           The Executive acknowledges that he may be required to work in excess of an average of 48 hours in any one period of 7 calendar days if so requested by the Board and consents to do so. The Executive may withdraw such consent by giving no less than 3 months’ prior notice in writing to the Company of such withdrawal. Such withdrawal shall not constitute any breach of this Agreement by the Executive.

3.3           The Executive shall assist the Company in maintaining records of his working hours.

4.             Place of work

4.1           The Executive’s principal place of work shall be the Company’s premises at Dundee.

4.2           The Executive shall undertake such travel within the United Kingdom and overseas as the Company shall reasonably require. It is understood and agreed by the Executive that he may be required to perform duties outside the United Kingdom (but not to reside outside the United Kingdom).

5.             Remuneration

5.1           The Company shall pay the Executive salary at the rate of £100,000.00 (One Hundred Thousand Pounds) per annum to be paid by equal monthly installments on or before the last day of each month (“the Salary”) by credit transfer to his nominated bank account.

5.2           The Salary shall be inclusive of all directors’ fees that the Executive may be entitled to in respect of his office(s) of director of the Company and/or any Group Company.

5.3           All fees perquisites or benefits received by the Executive arising or derived from any appointment or office of profit with any other company held by him as appointed representative of the Company shall (unless otherwise agreed by the Company in writing) be accounted for by him to the Company which shall indemnify and keep the Executive indemnified against any tax liability assessed thereon.

5.4           Payment of the Salary to the Executive shall be made either by the Company or by a Group Company and, if by more than one company, in such proportions as the Board may from time to time think fit.

For the purposes of Part II of the ERA the Executive hereby authorises the Company, on the termination of the Employment, to deduct from any final salary payment or any other sums due to the Executive from the Company under this Agreement, any sums due from the Executive to the Company or any Group Company including but not limited to any excess holiday, outstanding loans, bonuses overpaid or recoverable, advances, relocation expenses, and the cost of repairing damage to or replacing the loss of Company property or Group Company property attributable to the intended acts or omissions of the Executive and in relation to which no Group Company is insured.

6.             Benefits

6.1           During his employment under this Agreement the Executive shall be entitled to the following benefits:

6.1.1        Motor Car Allowance

(a)           The Company shall provide the Executive with a car allowance up to a gross taxable value of £450 per calendar month.

(b)           If the Executive ceases to hold a valid licence to drive a private motor vehicle the Company may remove the car allowance.

6.1.2        Pension

The Executive shall be eligible to join such pension scheme or schemes as the Company may from time to time establish subject to the Scheme’s rules. In the alternative, the Executive may have the benefit of the Company making a contribution of 5% of his salary into a personal pension plan at the Executive’s discretion.

6.1.3        Telephone

(a)           The Company shall reimburse the Executive for the use of a mobile telephone by the Executive subject to the Executive providing to the Company all supporting invoices and other documents in relation to such telephone expenses.

(b)           The cost of telephone calls will be reimbursed only if made solely in respect of Company business.

6.1.4        Death In Service

The Executive shall have the benefit of death in service cover on the terms from time to time determined by the Company and on like terms as to any of the directors of any other Group Company.

6.1.5        Permanent Health Insurance

The Executive shall have the benefit of permanent health insurance in service cover on the terms from time to time determined by the Company and on like terms as to any of the directors of any other Group Company.

7.             Expenses

The Executive shall be paid all reasonable and proper out-of-pocket expenses incurred by him in the proper performance of his duties hereunder subject to his providing such receipts or other appropriate evidence as the Company may require.

8.             Annual Leave

8.1           The Company’s holiday year runs from 1st January to 31st December each year. In addition to public and local holidays and other bank holidays, the Executive shall have an entitlement to 20 days’ annual leave in each holiday year. The dates of annual leave to be taken by the Executive must be agreed beforehand with the Board and no entitlement to annual leave or pay in lieu of annual leave may be carried forward without written permission from the Board.

8.2           Full salary will be paid during all annual leave and other stated holidays taken by the Executive in accordance with clause 8.1 above. Payment may be made by the Company in lieu of unused annual leave entitlement at the absolute discretion of the Board.

8.3           If the Employment terminates part way through the holiday year, the Executive’s entitlement to annual leave during that year will be assessed on a pro-rata basis and deductions from any final payments due to the Executive on termination of the Employment will be made in respect of any annual leave taken in excess of his pro-rata entitlement (or, if no final payments are due, then the Executive shall pay to the Company on demand a sum amounting to full reimbursement of such excess annual leave taken). Conversely, the Executive will (unless the Employment is terminated by the Company pursuant to sub-clause 15.1) be entitled to payment in lieu of any annual leave accrued but untaken as at the Termination Date.

9.             Sickness

9.1           In the event that the Executive is prevented by illness, accident or other disability from properly performing his duties he shall be entitled to receive at the Company’s discretion, at all times, pay whilst prevented by illness from properly performing his duties. All sums payable to the Executive under this clause shall be less such sums as the Executive shall have received by way of statutory sick pay or other social security benefits and the Executive shall within three working days of receipt of any sickness benefit declare the same to the Company.

9.2           In the event of his absence from or inability to perform his duties under this Agreement on account of his sickness or injury the Executive (or someone on his behalf) must inform the Company of the reason for his absence as soon as possible and must do so no later than 10.00 am. on the day on which absence first occurs.

9.3           In respect of absence lasting 7 or fewer calendar days the Executive is not required to produce a medical certificate unless specifically so requested by the Company but must complete the Company’s self-certification form on return to work from such absence

9.4           In respect of absence lasting more than 7 calendar days the Executive must on the eighth calendar day of absence provide the Company with a medical certificate stating the reason for absence and thereafter provide a like certificate each week to cover any subsequent period of absence.

9.5           The Company operates the Statutory Sick Pay scheme and the Executive is required to co-operate in the maintenance of necessary records. For the purposes of calculating the Executive’s entitlement to Statutory Sick pay ‘qualifying days’ are those days on which the Executive is normally required to work. Payments made to the Executive by the Company under sick pay provisions in satisfaction of any other contractual entitlement will go towards discharging the Company’s liability to make payment to the Executive under the Statutory Sick Pay scheme. Any payments made in excess of contractual entitlement will be at the absolute discretion of the Company.

9.6           The Executive shall, if the Company so requires, submit to an examination by a medical practitioner nominated by the Company.

9.7           Third Party negligence

In the event that the Executive shall be incapable of attending to his duties by reason of injury sustained wholly or partly as a result of actionable negligence, nuisance or breach of any statutory duty on the part of any third party the Executive shall, subject to being indemnified to his reasonable satisfaction by the Company in respect of any costs he may incur, use all reasonable endeavours to recover damages for loss of earnings over the period for which salary has been or may be paid to him by the Company under this clause 9. All payments made to the Executive by the Company under this clause 9 or otherwise shall to the extent that such compensation is recoverable from a third party constitute interest free loans by the Company to the Executive which shall be repaid by the Executive to the Company when and to the extent that the Executive recovers compensation for loss of earnings (after deduction of the costs and disbursements incurred by the Executive in recovering such compensation) from that third party by action or otherwise.

10            Activities

10.1         During the continuance of this Agreement the Executive shall not directly or indirectly without the previous consent of the Board (such consent not to be unreasonably withheld):

10.1.1      be employed, concerned, interested or engaged in any other business or undertaking; or

10.1.2      be employed, concerned, interested or engaged in any activity which the Board reasonably considers may be, or become, harmful to the interests of the Company or of any Group Company or which might reasonably be considered to interfere with the performance of the Executive’s duties under this Agreement; or

10.1.3      introduce to any other Person business of any kind with which the Company or any Group Company and for which he has performed his services under this Agreement is able, or would given the opportunity be willing, to deal.

10.2         Sub-clause 10.1 shall not apply to:

10.2.1      the Executive holding or being otherwise interested in any other shares or other securities of any company which are for the time being quoted on any recognized stock exchange so long as the interest of the Executive therein does not extend to more than 5 percent of the issued shares or other securities of any class of any one company;

10.2.2      pursuing the Lateral Patent, or licensing or selling any rights in or to the Lateral Patent;

10.2.3      holding stock or shares of any class in Vision;

10.2.4      providing ad hoc technical advice to Vision subject to such advice not comprising confidential information of the Company or any Group Company.

10.3         The provisions contained in sub-clause 10.1 shall immediately cease to apply upon the termination (for whatever reason) of the Employment.

11            Confidentiality

11.1         In addition to the Executive’s common law obligations in respect of confidential information the Executive must not during the Employment disclose to any Person any Confidential Information otherwise than in the proper course of the Executive’s duties or with the written consent of the Board or as required by law or a duly authorised regulatory body.

11.2         The Executive undertakes to use his reasonable endeavours to prevent unauthorised publication or disclosure to any third party of any Confidential Information.

11.3         The provisions of sub-clauses 11.1 and 11.2 shall continue to apply at all times after termination of the Employment, howsoever arising, but shall cease to apply to any information or knowledge which may at any time come into the public domain other than through unauthorised disclosure.

11.4         Nothing in this clause 11 shall be construed or interpreted so as to prevent the Executive from making a “protected disclosure” within the meaning of the Public Interest Disclosure Act 1998. In circumstances where the Executive feels it is necessary for him to make such a disclosure, the Executive should first raise the issue with the Board or, if his concerns relate to certain members of the Board, an officer or officers of the Company who the Executive believes is or are not involved or implicated in the relevant matter.

11.5         The Executive acknowledges that:

11.5.1      the Company possesses a valuable body of Confidential Information;

11.5.2      the Company will give him access to Confidential Information to enable him to carry out his duties under this Agreement;

11.5.3      his duties include, amongst other things, a duty of trust and confidence and a duty to act at all times in the best interests of the Company and the Group;

11.5.4      the following would be likely to place the Group at a serious competitive disadvantage and cause immeasurable (financial and other) damage to its businesses:

11.5.4.1           the disclosure of Confidential Information to any customer or actual or potential competitor of the Group; or

11.5.4.2           if, on leaving the Employment, the Executive was to hold any Material Interest in a Customer or any actual or potential competitor of the Company or the Group.

12            Return of documents and property

12.1         The Executive acknowledges that all Confidential Information and all notes, books, files, memoranda, drawings, designs, sketches, formulae, diaries, address books, codes, databases, reports, minutes correspondence and other information, records, material or data (by whatever medium kept or made) whatsoever (whether made or created by the Executive or otherwise) relating to the business of the Company or any Group Company as shall be dealt with by the Executive during the Employment (and any copies of the same):

12.1.1      shall be and remain the property of the Company or the relevant Group Company; and

12.1.2      shall be handed over by the Executive to the Company or to the relevant Group Company on demand and in any event on the termination of the Employment (no later than the Termination Date) and the Executive shall certify that all such property has been handed over on request by the Board.

13            Intellectual Property Rights

13.1         Inventions

If at any time during the continuances of his employment the Executive shall:

13.1.1      in the course of the Business and in the course of his employment make or discover or shall acquire any invention, process, development, design, improvement, information, trade mark, trade name or get-up whatsoever or any interest therein (whether the subject of letters patent or not and whether capable of being patented or registered or not) which shall relate to or are capable of relating to or concern any of the design manufacturing of planning techniques of the Company the Executive shall (subject to his rights pursuant to all relevant legislation) forthwith in writing communicate and disclose the same with full particulars and details thereof and information relating thereto to the Company and/or such Group Company as the Company may direct; and

13.1.2      at the request and cost of the Company join with and assist the Company in protecting and obtaining letters patent in respect of such invention, discovery, development or improvement for the sole benefit of the Company or such other person as the Company may direct during the period of this Agreement and will at all times hereafter do and execute, at the like request and cost (including cost of acquisition) all deeds, acts, matters and things which the Company may reasonably require for vesting in the Company or such other person as a foresaid the sole beneficial right in all such inventions, discoveries, developments and improvements and all letters patent and all the like protection in respect thereof and all licenses thereunder in the United Kingdom or any other part of the world and will in the meantime hold the same and all interest therein in trust for the Company (and do the same for any Group Company as the Company may direct).

13.2         Attorney

13.2.1      The Executive hereby irrevocably appoints the Company to be his attorney in his name and on his behalf to execute and do any such instrument or thing and generally to use his name for the purpose of giving to the Company (or its nominee) the full benefit of the provision of clause 13 and in favour of any third party. A certificate in writing signed by any director or the Secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.

13.2.2      The Executive irrevocably and unconditionally waives all rights under Chapter IV of Part I of the Copyright Designs and Patents Act 1988 in connection with his authorship of any existing or future copyright work in the course of the Employment, in whatever part of the world such rights may be enforceable including, without limitation, the right conferred by section 77 of that Act to be identified as the author of any such work and the right conferred by section 80 of that Act not to have any such work subjected to derogatory treatment.

13.2.3      Nothing in this clause 14 shall be construed as restricting the rights of the Executive or the Company under sections 39 to 43 of the Patents Act 1977.

13.2         Copyright

Copyright in any written material (including for the avoidance of doubt any software or material created in any electronic format) produced by the Executive in the course of the Employment shall vest in the Company and the Executive will at the Company’s request and expense do all such acts and execute such documents as may be necessary to vest copyright in the Company. The Executive shall not make any statement, give any interview nor publish any research paper or article in relation to the Company or any Group Company or the Business carried on by the Company or any Group Company without the previous consent in writing of the Company (such consent not to be unreasonably withheld).

13.3         Existing Patent Application

For the avoidance of doubt, the provisions of this clause 13 shall not apply to the existing Lateral Patent application and all rights granted in respect of such application for the Lateral Patent shall be vested in the Executive.

14.           Offers of alternatives employment

The Executive agrees that in the event of his receiving from any Person an offer of employment or appointment or engagement to provide consultancy or other services to any other Person prior to the Termination Date or during the continuance in force of all or any of the restrictions set out in clause 16 of this Agreement he shall forthwith provide to the Person making such an offer a full and accurate copy of this Agreement bearing the date of its execution by the parties hereto.

15.           Termination

15.1         Automatic Termination

Notwithstanding any other term of this Agreement the Board may terminate the Employment forthwith without notice and without compensation or payment in lieu of notice if any time during the Employment where the Executive:

15.1.1     commits any gross misconduct or gross negligence;

15.1.2     has a bankruptcy order made against him or shall take advantage of any statute for the time being in force offering relief for insolvent debtors or shall enter into a deed of arrangement with his creditors;

15.1.3     commits any material breach of this Agreement (and, where such breach is capable of remedy, does not remedy same within fourteen days of his receipt of written notice from the Company requesting him to do so) or repeats or continues (after warning) any breach of this Agreement;

15.1.4     persistently neglects to give his time and personal attention to the Company’s business as required in terms of clause 3.1;

15.1.5     becomes of unsound mind or a patient as defined in the Mental Health Act 1983;

15.1.6     materially absents himself without leave, except in the case of illness or accident;

15.1.7     materially fails to keep such accounts and records as the Board shall from time to time require in connection with the Company’s business and fails to remedy such failure within fourteen days of his receipt of written notice from the Company requesting him to do so;

15.1.8     disobeys or neglects any lawful orders or directions of the Board;

15.1.9     is convicted of any criminal offence (other than minor offences under the Road Traffic Acts or the Road Safety Acts for which a fine or non-custodial penalty is imposed) which might reasonably be thought to affect adversely the performance of his duties or is convicted of an offence under any present or future statutory enactment or regulation relating to insider dealing;

15.1.10    is disqualified from holding office in the Company or in any other company by reason of any order made under the Company Directors Disqualification Act 1986 or any other enactment;

15.1.11    becomes prohibited by law from being a director;

15.1.12    is guilty of any fraud, dishonesty or conduct tending to bring himself the Company or any Group Company to disrepute; or

15.1.13    refuses (without reasonable cause) to accept the novation by the Company of this Agreement, or an offer of employment on terms no less favorable to him than the terms of this Agreement, by any company which, as a result of a reorganisation, amalgamation or reconstruction of the Company, acquires or agrees to acquire not less than 90 per cent of the issued equity share capital of the Company (as defined by section 744 of the Companies Act 1985).

15.2         Suspension

If the Company believes that it may be entitled to terminate the Employment pursuant to clause 15.1 it shall be entitled (but without prejudice to its right subsequently to terminate the Employment on the same or any other ground) to suspend the Executive on full pay for so long as it may think fit.

15.3         Dismissal due to illness

In the event of the Executive becoming incapacitated by illness or other cause from properly attending to his duties for a period of 6 months in any period of 12 months the Company shall be entitled to terminate the Employment by giving the Executive not less than 6 months’ notice in writing and such determination shall not give rise to any claim for damages or compensation.

15.4         Effect of termination

15.4.1      Upon termination of the Employment for whatsoever reason or upon the giving of notice by either party to terminate the Employment for whatsoever reason the Executive shall upon request of the Board resign without claim for compensation (but without prejudice to any claim he may have for damages for breach of this agreement) from his office as a director of the Company and/or any Group Company and from any other offices or trusteeship the Executive may hold as nominee or representative of the Company and for any Group Company by virtue of the Employment.

15.4.2      Should the Executive fail to resign from office as a director or from any other office or trusteeship as is referred to in clause 15.4.1 in accordance with the request of the Board, on termination of this Agreement the Company is hereby irrevocably authorised by the Executive to appoint some person in his name and on his behalf to execute any such documents and to do all things requisite to effect such resignations by the Executive.

15.4.3      The expiration or termination of this Agreement howsoever arising shall not operate to affect such of the provisions hereof as in accordance with their terms are expressed to operate or have effect thereafter.

15.4.4      During the Employment and at all times after the termination of this Agreement the Executive will provide to the Company and any Group Company his reasonable time and assistance in relation to any claim proceedings or investigation to which the Company or any Group Company is or may be a party or subject. Notwithstanding the foregoing, in the event that the Employment has terminated, the obligations upon the Executive contained in this sub-clause shall only apply in respect of any claims, proceedings or investigations in respect of matters relating to the period of the Employment.

15.4.5      Upon request of the Board and in any event within seven days of termination of his employment under this Agreement the Executive will transfer or procure the transfer of all of any shares held by him in trust or as a nominee on behalf of the Company by virtue of his employment with the Company to such person as the Board may direct. If the Executive fails to transfer or procure the transfer of shares as requested the Company is irrevocably appointed to be his attorney to execute all necessary transfer forms and other documents on his behalf.

15.4.6      At no time after the termination of the Employment shall the Executive directly or indirectly represent himself as being interested in or employed by or in any way connected with the Company or any Group Company, other than as a former employee and director of the Company (and any Group Company as may have been the case).

15.5         Payment in lieu of notice

15.5.1      The Company reserves the right at any time to terminate the Employment with immediate effect by notifying the Executive in writing that the Employment is being so terminated and by confirming that it shall make payment in lieu of notice.

15.5.2      Where the Company exercises it right under sub-clause 15.5.1 such payment in lieu of notice shall be an amount equal to the Executive’s normal basic salary due under this Agreement, plus a cash sum equivalent to the benefits to which he is entitled under this Agreement (pursuant to clause 6) and any other benefits that he is receiving from the Company at the Termination Date, in respect of the unexpired part of the Executive’s entitlement to notice or remainder of the three year period referred to in clause 1.1 as the case may be less any tax and other statutory deductions as required by law and subject to an obligation on the Executive to mitigate his loss. Such payment may be made in monthly instalments at or about the same time as the Company would otherwise have paid the Executive his monthly salary had the Executive continued in his employment under this Agreement.

15.5.3      The Executive undertakes to take all reasonable steps to mitigate his loss where this Agreement is terminated in accordance with clause 15.5.1 and undertakes to inform the Company in writing as soon as he receives any written offer of alternative employment and if reasonable to commence such employment as soon as is reasonably practicable.

15.6         Garden Leave

15.6.1      After notice to terminate the Employment has been given by the Executive or the Company, the Board may from time to time in its absolute discretion in respect of all or any duties or aspects of the Employment (including, if applicable, any office of trustee of any pension scheme of the Company or any Group Company):

15.6.1.1           require the Executive to perform only such duties (including without limitation research projects) as it may allocate to him or not to perform any of his duties under this Agreement;

15.6.1.2           require the Executive not to communicate whether in writing or orally or in any other way with such clients, customers, suppliers, employees, servants or agents of the Company or any Group Company as the Company shall from time to time determine;

15.6.1.3           exclude the Executive from any Company premises and/or require the Executive not to visit the premises of the Company’s or any Group Company’s suppliers or customers;

15.6.1.4           require the Executive to take any accrued annual leave entitlement or prohibit the Executive from taking any accrued annual leave entitlement during the notice period; and/or

15.6.1.5           announce to the employees servants agents suppliers and/or customers of the Company and any Group Company and to the Company Announcements Office of the London Stock Exchange plc that the Executive has been given notice of termination or has resigned as the case may be;

provided always that throughout the period any such action and subject to the other provisions of this Agreement the Executive’s salary and contractual benefits shall not cease to accrue or be paid. The substantial exercise of any discretion under sub-clauses 15.6.1.2 to 15.6.1.3 may be referred to under this Agreement as requiring the Executive to take a period of “Garden Leave”.

15.6.2              The Executive acknowledges that such action taken on the part of the Company shall not constitute a breach of this Agreement of any kind whatsoever nor shall the Executive have any claim against the Company in respect of any such action.

15.6.3              Unless taking his annual leave entitlement, the Executive shall during any such period of Garden Leave remain readily contactable and available for work and, should he fail to make himself available for work having been requested by the Board to attend, he shall, notwithstanding any other provision of this Agreement, forfeit his right to salary and contractual benefits in respect of such period of non-availability.

15.6.4              For the avoidance of doubt, the Board may in addition impose such restrictions or limitations as are referred to by sub-clause 15.6.1 (but excluding sub-clauses 15.6.1.4 and 15.6.1.5) above at any time during the continuance of the Employment notwithstanding that notice to terminate the Employment has not been served by either party.

16.           Post-Termination Restrictions

16.1         The Executive shall not within the Restricted Area directly or indirectly for the period of 12 months after the Termination Date, hold any Material Interest in any Person which:

16.1.1              is or shall be wholly or partly in competition with the Business; or

16.1.2              requires or might reasonably be thought by the Company to require him to disclose or make use of any trade secrets of the Company or any Group Company or any other Confidential Information in order properly to discharge his duties to or to further his interest in or with that Person; or

16.1.3              during the Relevant Period was a Restricted Customer and where the Executive’s holding of a Material Interest in that Person is likely to cause that Person to cease or materially reduce the level of its business with the Company or any Group Company during the period of this restriction.

16.2                 The Executive shall not directly or indirectly, whether on his own behalf or on the behalf of any other Person for the period of 12 months after the Termination Date:

16.2.1              seek, canvass, or solicit in any capacity whatsoever any business, orders or custom for any Restricted Products or Restricted Services from any Restricted Customer;

16.2.2              accept in any capacity whatsoever orders for any Restricted Products or Restricted Services from any Restricted Customer; or

16.2.3              solicit or entice away or seek to entice away from the Company or any Group Company any person who is and was at the Termination Date employed by the Company or any Group Company in the Business in a senior managerial, technical, supervisory, sales or marketing capacity and was a person with whom the Executive regularly dealt in the course of his duties under this Agreement during the Relevant Period.

16.3         The Executive shall not directly or indirectly, whether on his own behalf or on the behalf of any other Person at any time after the Termination Date:

16.3.1              induce or seek to induce by any means involving the disclosure or use of any trade secrets of the Company or any Group Company or any other Confidential Information any Restricted Customer to cease dealing with the Company or any Group Company or to restrict or vary the terms upon which it deals with the Company or any Group Company;

16.3.2              represent himself or permit himself to be held out by any other Person, as being in any way connected with or interested in the Company or any Group Company; or

16.3.3              disclose to any Person or make use of any trade secrets of the Company or any Group Company or any other Confidential Information.

16.4         The Length of any restriction(s) under sub-clauses 16.1 and/or 16.2 will be reduced by the length of time immediately preceding the Termination Date during which the Executive is required to take a period of Garden Leave or otherwise remain away from work pursuant to sub-clause 16.6.1.

16.5         The restrictions contained in sub-clauses 16.1 to 16.3 shall not apply in the event that the Executive leaves the employment of the Company (for whatever reason) not less than 3 years but not more than 4 years after the date of this Agreement. In the event that the Termination Date is not less than 2 years but not more than 3 years after the date of this Agreement, then the restrictions contained in sub-clauses 16.1 to 16.3 shall only subsist and apply until the expiry of 3 years from the date of this Agreement. Furthermore, the Company agrees and declares that the pursuance by the Executive of those activities contained in sub-clause 10.2 shall not be in breach of the restrictions contained in sub-clauses 16.1 to 16.3.

16.6         In the event of the Executive’s breach of the restrictions within this clause 16 the Company shall be entitled by written notice to the Executive from the date of breach to extend the restriction by a period up to the equivalent of that during which the Executive’s breach continued. The serving of such notice shall not prejudice the Company’s right to seek injunctive relief and/or to claim damages against the employee in relation to such breach.

16.6         The Executive acknowledges that he has had opportunity to take legal advice in relation to the effect of this Agreement and that each of the duration, extent and application of each of the restrictions in this clause 16 are no greater than is necessary for the protection of the legitimate business interests of the Company and of any Group Companies with which he is involved in the course of his employment and do not bear harshly upon him and are reasonable in the circumstances and agrees that :

16.6.1      in the event that any of the restrictions contained within this clause 16 shall be found to be void but would be valid if some part of the wording were deleted, including for the avoidance of doubt the definitions contained in clause 22, such restrictions shall apply with such deletions as may be necessary to make them valid or effective; and

16.6.2      each restriction shall be read and construed independently of the other restrictions so that if one or more are found to be void or unenforceable as an unreasonable restraint of trade or for any other reason the remaining restrictions shall not be affected.

17.           Disciplinary Procedure

17.1         There is no set disciplinary procedure that is applicable to the Executive save as may be required by statute. All disciplinary decisions in respect of the Executive shall be taken and implemented by the Board. Any decision taken shall be followed with a right of appeal.

17.2         The Board shall be entitled prior to and during the course of any investigations to suspend the Executive (on full pay) from performance of any or all duties and exclude him from the premises of the Company and any Group Company if in the view of the Board suspension is necessary to allow a proper investigation to be conducted or if there may appear to be circumstances which would entitle the Company to dismiss the Executive summarily.

18.           Grievance Procedure

Save for as set out in this clause there is no set grievance procedure that is applicable to the Executive save as may be required by statute. The Executive may refer any grievance to the Board by written submission. Any such reference will be dealt with by discussion and by the decision of those members of the Board present at the meeting at which it is discussed. Any decision taken shall be followed with a right of appeal

19.           Data Processing

19.1         The Executive hereby consents to the Company processing personal data about him in order to properly fulfill its obligations to him under this Agreement and for reasons relating to his employment as required by the Data Protection Act 1998 (“ the DPA”). Such processing will principally be for personnel, administrative and payroll purposes.

19.2         The Executive accepts and acknowledges that if he is required at any time to work on behalf of the Company or any Group Company overseas, the Company may need to pass his personal data to the person with whom he is working anywhere in the world and he hereby expressly consents to the Company doing so.

19.3         Without prejudice to any other undertaking within this Agreement regarding the provision of consent for medical purposes, in the event that the Company or any Group Company needs to process any “sensitive personal data” (as defined by the DPA) in relation to him for its legitimate business needs, the Executive undertakes to sign on request such express consents as may be required to enable it to do so.

20.           Notices

Any notice given under this Agreement shall be deemed well served if when addressed to the Company it is left at its registered office or sent by first class post addressed to the Company at its registered office or sent to the facsimile number at that address, or if when addressed to the Executive it is served personally or sent by first class post addressed to him at the usual or last known address or sent to the facsimile number at that address. In the event of dispute, in case of service by first class post, the date of service shall be the date following the date of posting and in case of service by facsimile, the notice shall be deemed received on receipt by the sender of the correct answer back message or on receipt of other proof of transmission.

21.           General

21.1         The foregoing clauses and the individual sub-clauses thereof shall be read and construed independently of each other. So that none of such clauses or sub-clauses shall be dependent upon any one or more of the other clauses or sub-clauses, to the extent that if any one or more of such clauses or sub-clauses shall be found to be invalid such invalidity shall have no effect on the remaining clauses or sub-clause of this Agreement.

21.2         The rights, powers and remedies conferred on any party by this Agreement and remedies available to the Company are cumulative and are additional to any right, power or remedy which it may have under general law or otherwise.

21.3         The Company may, in whole or in part, release, compound, compromise, waive or postpone, in its absolute discretion, any liability owed to it or right granted to it in this Agreement by the Executive without in any way prejudicing or affecting its rights in respect of that or any other liability or right not so released, compounded, compromised, waived or postponed.

21.4         No single or partial exercise, or failure or delay in exercising any right, power or remedy by the Company shall constitute a waiver by it of, or impair or preclude any further exercise of, that or any right, power or remedy arising under this Agreement or otherwise.

21.5         This Agreement shall be governed by and construed under the laws of England and Wales and the parties hereto submit to the exclusive jurisdiction of the courts of England and Wales save that the Company may enforce this Agreement in any competent jurisdiction.

21.6         This Agreement is subject to any overriding legislation.

21.7         This Agreement may only be varied, amended or modified by the express written consent of both parties.

21.8         The Executive acknowledges that the provisions of clauses 10 (Activities during Employment), 11 (Confidentiality), 13 (Intellectual Property Rights) and 16 (Post-Termination Restrictions) constitute separate undertakings given for the benefit of the Company and each Group Company and may be enforced by any of them.

21.9         The rights and obligations of the Company under this Agreement shall be transferred to its successors and assignors.

21.10       The Company may at its sole discretion transfer this Agreement to any Group Company at any time and such Group Company may likewise make such transfer in its sole discretion at any time back to the Company or any other Group Company.

21.11       This Agreement constitutes the written statement of the terms of employment of the Executive and a note about disciplinary procedures and pensions in compliance with sections 1, 2, 3, 7A and 7B of the ERA.

22.           Definitions and Interpretation

22.1         In this Agreement unless the context otherwise requires the following expressions have the following meanings:

“the Board”	means the board of directors of the Company from time to time; or

	A.	any committee of directors of the Company as may be from time to time authorised by the board of directors; or

	B.	such person or persons as may from time to time be authorised by the board of directors (or any of its members duly authorised by the board of directors) as its representative in complying with or the exercise of any duties under this Agreement;

“Business”	means any trade or other commercial activity of the Company or any Group Company:

	A	with which the Executive is concerned or involved at any time during the Employment in the Relevant Period; or

B

which the Company or any Group Company shall at the Termination Date have formed an intention to carry on with a view to profit in the 12 months following the Termination Date and in relation to which the Executive during the Relevant Period had (or can reasonably expected to have had) knowledge of any trade secrets of the Company or any Group Company or any other Confidential Information;

“Commencement Date”	means the date of this Agreement;

“Confidential Information”

means any trade secret or information of a confidential nature concerning the Company or any Group Company, or information of a confidential nature concerning any client or prospective client of the Company or any Group Company of which the Executive becomes aware as a result of his employment including, but not limited to, the following:

A.

any trade secret or confidential or secret information concerning the business development, affairs, future plans, business methods, connections, operations, accounts, finances, organisation, processes, policies or practices, designs, dealings, trading, software or know-how relating to or belonging to the Company and/or to any Group Company or any of its suppliers, agents, distributors, clients or customers;

	B.	confidential computer data, software, computer-related know-how, passwords, computer programmes, specifications,

object codes, source codes, network designs, business processes, business logic, inventions, improvements and/or modifications relating to or belonging to the Company and/or any Group Company;

C.

details of the Company’s or any Group Company’s financial projections or projects, prices or pricing strategy, advertising, marketing or development plans, product development plans or strategies, fee levels, commissions and commission structures, market share and pricing statistics, marketing surveys and research reports and their interpretation;

D.	any confidential research, report or development undertaken by or for the Company or any Group Company;

E.	details of relationships or arrangements with, or knowledge of the needs or the requirements of, the Company’s or any Group Company’s actual or potential clients or customers;

F.	information supplied in confidence by customers, clients or any third party to which the Company or any Group Company owes an obligation of confidentiality;

G.	lists and details of contracts with the Company’s or any Group Company’s actual or potential suppliers;

H.

information of a personal or otherwise of a confidential nature relating to fellow employees, directors or officers of and/or consultants to, the Company and/or any Group Company for which the Executive may from time to time provide services;

I.	confidential information concerning, or details of, any competitive business pitches and/or target details;

	J.	any document or information marked as confidential on its face; or

K.

any other document data or information (recorded in any medium or format whatsoever, including on paper or electronically) which has been supplied to the Executive in confidence or which he has been informed is confidential or which the Executive might reasonably be aware is confidential;

“Employment”	means the Executive’s employment under the terms of this Agreement;

“ERA”	means the Employment Rights Act 1996;

“Group”	means the Company and the Group Companies;

“Group Company”

means any company which is for the time being a subsidiary or holding company of the Company and any subsidiary of any such holding company and for the purposes of this Agreement the terms “subsidiary” and “holding company” shall have the meanings ascribed to them by sections 736 and 736A Companies Act 1985 (and “Group Companies” shall be interpreted accordingly);

“Lateral Patent”	means the UK patent applied for by Lateral Laboratories Limited, application number 0508998.2;

“Material Interest”	means:

	A	the holding of any position as director, officer, employee, consultant, adviser, partner, principal or agent;

B

the direct or indirect control or ownership (whether jointly or alone) of any shares (or any voting rights attached to them) or debentures save for ownership for investment purposes only if not more than 1 per cent of the issued ordinary shares of any company whose shares are listed on any Recognised Investment Exchange (as defined in Section 285, Financial Services and Markets Act 2000 whether or not in force); or

	C	the direct or indirect provision of any financial assistance;

“Person”	means any person firm company or other organisation excluding the Company and any Group Company;

“Relevant Period”	means the period of 12 months immediately preceding either:

	A	the Termination Date; or

B

the commencement of Garden Leave in the event of the Executive being required to take a period of Garden Leave which expires at the Termination Date and the Executive complying in good faith with the directions of the Board in relation to such Garden Leave;

“Restricted Area”

means the United Kingdom together with any other territory in which the Company or any Group Company shall at the Termination Date be carrying on any trade or other commercial activity or have determined so to do in the 12 months following the Termination Date and in relation to which the Executive during the Relevant Period had knowledge of any trade secrets of the Company or any Group Company or any other Confidential Information;

“Restricted Customer”	means any Person:

	A	with whom or which the Executive has dealt or of whom or which he has knowledge by virtue of his duties under this Agreement during the Relevant Period; and

	B	either:

a. who or which shall at the Termination Date be negotiating with the Company or any Group Company for the supply of any Restricted Products or the provision of any Restricted

Services; or

b. to whom or which the Company or any Group Company shall at any time during Relevant Period have supplied any Restricted Products or Restricted Services;

“Restricted Products”

means any products of a kind which are or are proposed to be during the period specified in sub-clauses 16.1 or 16.2 dealt in, produced, marketed or sold by the Company or any Group Company in the ordinary course of the Business and which existed (or the proposals for which existed) at the Termination Date and of which the Executive was aware or reasonably should have been aware;

“Restricted Services”

means any services of a kind which are or are proposed to be during the period specified in sub-clauses 17.2 or 17.3 provided by the Company or any Group Company in the ordinary course of the Business and which existed (or the proposals for which existed) at the Termination Date and of which the Executive was aware or reasonably should have been aware;

“Termination Date”	means the date on which the Executive’s employment under this Agreement terminates;

“Vision”	means Vision Biotech (Pty) Ltd., a company incorporated in South Africa and having a place of business at 7 Inyoni Street, Ndabenj, Cape Town, South Africa.

22.2         References in this Agreement to statutes or regulations shall include any statute or regulation modifying, re-enacting, extending or made pursuant to the same or which is modified, re-enacted or extended by the same.

22.3         Headings to the clauses of this Agreement are for convenience of reference only and shall not affect the meaning or construction.

22.4         References in this Agreement to the singular include the plural and vice versa unless otherwise required.

22.5         References to clauses, sub-clauses and schedules are references only to clauses and sub-clauses and schedules of this Agreement unless otherwise specified.

23.           Entire Agreement

This Agreement sets out the entire agreement between the Company and the Executive and supersedes all prior discussions between the parties or their advisers and all statements, representations, terms and conditions, warranties, guarantees, proposals, communications and understandings whenever given and whether orally or in writing: IN WITNESS WHEREOF

THIS AGREEMENT has been signed on the date appearing at the head of page I.

EXECUTED AS A DEED by

ALCHEMY LABORATORIES LIMITED

by means of these signatures:-

Director:	[ILLEGIBLE]

Director/Company Secretary	/s/ Richard Lewis Lamotte

EXECUTED AS A DEED by

RICHARD LEWIS LAMOTTE	/s/ Richard Lewis Lamotte

in the presence of:-

Witness signature:	/s/ Chistopher David Allan

Witness name (print):	CHRISTOPHER DAVID ALLAN

Address:	50 CASTLE STREET
DUNDEE

Occupation:	SOLICITOR